# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND, CIK 0001329377
CUSIP: 33718M105
Title of class of securities: Common Shares of Beneficial Interests of First Trust Dow Jones Select MicroCap Index Fund
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000810972

## Reporting persons
- Robert W. Baird & Co. Inc: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 137,607; sole dispositive power 0; shared dispositive power 137,607; aggregate amount beneficially owned 137,607 (5.1% of the class)
  Comment: Items (6), (8), (9) and (11) reflect Common Shares of Beneficial Interests ("Shares") that Robert W. Baird & Co. Incorporated ("RWB") may be deemed to beneficially own within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of the investment discretion or voting authority granted to it by its clients over such Shares.
- BAIRD FINANCIAL CORP: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 137,607; sole dispositive power 0; shared dispositive power 137,607; aggregate amount beneficially owned 137,607 (5.1% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Robert W. Baird & Co. Incorporated.
- Baird Financial Group, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 137,607; sole dispositive power 0; shared dispositive power 137,607; aggregate amount beneficially owned 137,607 (5.1% of the class)
  Comment: Items (6), (8), (9) and (11) consist of Shares held by Robert W. Baird & Co. Incorporated.

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS, 60187.

## Item 2. Person Filing
Name of person filing:
(1) Robert W. Baird & Co. Incorporated ("RWB")
(2) Baird Financial Corporation ("BFC")
(3) Baird Financial Group, Inc. ("BFG")
Address of principal business office or, if none, residence:
The address of the principal business office of each of RWB, BFC and BFG is:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Citizenship: RWB, BFC and BFG are Wisconsin corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See the responses to Item (9) on the foregoing cover pages.

This Schedule includes those securities beneficially owned by, or deemed beneficially owned by, RWB, BFC, and BFG (collectively, "Baird Reporting Units") that have been aggregated together in accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release") for purposes of filing this Schedule. This Schedule does not include securities, if any, beneficially owned by, or deemed beneficially owned by, RWB, BFC or BFG or their respective subsidiaries or affiliates that has been disaggregated from that of the Baird Reporting Units in accordance with the Release. In accordance with Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that a Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.
Percent of class: See the responses to Item (11) on the foregoing cover pages. The percentage was calculated based upon 2,705,000 Common Shares of Beneficial Interests outstanding at February 5, 2026 as reported by the Issuer on its website.
Sole power to vote or to direct the vote: See the responses to Item (5) on the foregoing cover pages.
Shared power to vote or to direct the vote: See the responses to Item (6) on the foregoing cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item (7) on the foregoing cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item (8) on the foregoing cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of the Reporting Persons or their affiliates have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held in such clients' accounts that are reported on this Schedule. To the knowledge of the Reporting Persons, no single such client account holds more than 5% of the outstanding Shares reported on this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 3 above. RWB is owned directly by BFC. BFC is, in turn, owned by BFG, which is the ultimate parent company of RWB.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Robert W. Baird & Co. Inc: Paul L. Schultz, Secretary & General Counsel (02/06/2026)
- BAIRD FINANCIAL CORP: Paul L. Schultz, Secretary (02/06/2026)
- Baird Financial Group, Inc.: Paul L. Schultz, Secretary (02/06/2026)